UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2008

Commission File Number: 0-12332

SCAILEX CORPORATION LTD.
(Translation of Name of Registrant’s into English)

48 Ben Tsiyon Galis Street, Petach Tikva Israel, 49277
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

A copy of the press release issued by Scailex Corporation Ltd. on November 19, 2008 and titled: “Scailex to Deregister from SEC and Terminate its U.S. Reporting Obligations” is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, Scailex Corporation Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2008	Scailex Corporation Ltd. (Registrant) By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated November 19, 2008, titled: "Scailex to Deregister from SEC and Terminate its U.S. Reporting Obligations"